

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2020

C. David Cone
Executive Vice President and Chief Financial Officer
Taylor Morrison Home Corp
4900 N. Scottsdale Road, Suite 2000
Scottsdale, Arizona 85251

      Re: Taylor Morrison Home Corp
          Form 10-K for Fiscal Year Ended December 31, 2019
          Filed February 19, 2020
          File No. 001-35873

Dear Mr. Cone:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction